Buenos Aires, December 7, 2016

Messrs.

COMISIÓN NACIONAL DE VALORES

Messrs.

BOLSA DE COMERCIO DE BUENOS AIRES

NOTA PETRO – LEGC 001/16

Ref.: Relevant Fact. Corporate Intragroup Reorganization.

Dear Sirs:

I am writing to the National Securities Commission and the Stock Exchange of Buenos Aires in my capacity as Head of Market Relations of Petrobras Argentina S.A. (“Petrobras” or the “Company”), pursuant to the terms of Article 2, Section II, Chapter I, Title XII of the Rules of the National Securities Commission (the “Rules”) and Article 23 and subsequent ones of the Trading Rules of the Stock Exchange of Buenos Aires.

To that end, we would like to inform that on this date, the Board of Directors of the Company has approved, ad-referendum of future resolutions taken at the Shareholders´ Meetings and the corresponding approvals of the regulatory entities, a corporate reorganization which consists of the merger by absorption between Pampa Energía S.A. (“Pampa”), as absorbing party and Petrobras, Petrobras Energía Internacional S.A. and  Albares Renovables Argentina S.A. as absorbed parties pursuant to the terms and conditions of Article 82 and subsequent ones of the General Corporate Law, Article 77 and subsequent ones of the Income Tax Law No. 20.628 and amendments thereto, the Rules of the National Securities Commission and the Trading Rules of the Stock Exchange of Buenos Aires.

Likewise, the Board of Directors has also approved the terms and conditions of the Previous Merger Agreement, the Merger Prospect (subject to further approval by the National Securities Commission), Form F4 (subject to further approval by the Securities and Exchange Commission), the Individual Merger Financial Statements and the Consolidated Financial Statements as of October 31, 2016.

In addition, the Board of Directors has approved, ad-referendum of future resolutions taken at the Shareholders´ Meetings and the corresponding approvals of the regulatory entities, to set the exchange rate of the merger in 0.3648 common book-entry shares of Pampa, with a nominal value of $ 1 per share and entitled to one vote per share, for each Class B ordinary share of Petrobras, nominal value of $ 1 and entitled to one vote per share. The exchange rate has been established using the average weighted price of the shares and the American Depositary Receipts (ADRs) of Petrobras Argentina S.A. and the average weighted price of the shares and the American Depositary Receipts (ADRs) of Pampa, for a period of 15 trading days immediately preceding the present date, in each of the corresponding places.

Sincerely yours,

______________________

Victoria Hitce

Head of Market Relations